CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2002

BACHOCO INDUSTRIES
(Translation of Registrant's name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: July 25th, 2002

By ______________________

Name: CP Daniel Salazar Ferrer
Title: Financial Manager

UN POLLO MUY MEXICANO.

BACHOCO

NYSE: IBA

BMV: Bachoco UBL

www.bachoco.com.mx

IR Contacts:

In Mexico:
Cristóbal Mondragón, CEO
María Appendini, IRO
PH: 011 (52) 461-6183555
EMAIL:
maria.appendini@bachoco.net

In New York:
Melanie Carpenter
Blanca Hirani
i-advize
Corporate Communications
PH: (212) 406-3691
EMAIL: bachoco@i-advize.com

BACHOCO

Second Quarter and First Half 2002 Results

Celaya, Guanajuato, Mexico **July 25, 2002**

Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the second quarter and six-month periods ended June 30, 2002. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of June 30, 2002.

Second Quarter 2002 Highlights:

- Total sales increased 2.4% year-over-year.
- Chicken and Egg volumes rose 8.7% and 96.0% respectively vs. 2Q01.
- EBITDA reached Ps. 549.6 million; the operation margin was 17.6%
- Net income of Ps. 415.8 million down 12.5% compared to the second quarter of 2001; EPS of Ps.1.396 down from Ps. 1.593
- Net income of Ps. 799.0 million for the first six-month period, up 26.9% versus the same period of 2001.

Comments from the CEO:

Cristóbal Mondragón, CEO of Bachoco stated, "The Mexican economy remained stagnant this quarter despite an expected GDP growth rate of around 2.0% for the period, with relatively low inflation. However, the volatility of the Mexican peso increased significantly.

In our business, the chicken market supply stabilized and demand levels were solid, however, the egg market suffered from oversupply conditions, which affected the prices in that product line during the quarter.

We are pleased with the results achieved by our Company in the second quarter of 2002. Our performance improved with respect to the first quarter of this year and in chicken, our main product line, we reached growth of 8.7% in volume sold, while achieving practically the same level of gross margin as in 2001, a particularly strong period for this product line. Our egg and swine sales volume was also higher.

Total sales increased by 2.4 % reaching an overall operating margin of 17.6%.

This growth, along with our productivity and quality improvements made during this period, strengthened our leadership in the poultry sector in Mexico, and will allow us to take advantage of the opportunities to come.

Our financial position continued to strengthen with cash and cash equivalents of Ps. 1, 536.4 million at the end of the second quarter and a lower level of debt."

SECOND QUARTER 2002 RESULTS

Net Sales

Net sales for the quarter reached Ps. 2,698.4 million, an increase of 2.4% compared to Ps. 2,635.7 million reported for 2Q01. This was mainly due to a 30.9% increase in sales of table eggs, a 1.4% growth in chicken sales partially offset by a 7.4% decline in balanced feed and a 23.8% decline in swine. These sales were the result of increased volume in chicken, eggs and swine, partially offset by a decline in table egg and swine prices, and a moderate decrease in chicken prices.

Net Sales by product line	**2Q02**	**2Q01**
	%	**%**
CHICKEN	82.99%	83.78%
EGGS	7.80%	6.10%
BALANCE FEED	6.71%	7.41%
SWINE AND OTHER LINES	2.50%	2.70%
TOTAL COMPANY	100.00%	100.00%

Volume

Bachoco's chicken volume increased 8.7% due to improved productivity and the additional volume from the acquisition made at the end of year 2001. Egg volume increased by 96% due to the acquisitions made in the second semester of the last year. Swine volume also increased by 3.2%, while balanced feed volume decreased by 4.7%.

Operating Results

Bachoco's gross margin was 30.8% in 2Q02, compared to 34.2% in 2Q01, due mainly to the reduction in egg and swine prices, partially offset by a reduction in unit costs of chicken, eggs and balanced feed, consequently, the Company's operating margin was 17.6% compared to 21.9 % in 2001. Gross margin in chicken improved significantly with respect to the first quarter of this year. EBITDA during the quarter reached Ps. 549.5 million.

Taxes

The taxes recognized by the Company during the second quarter of 2002 were Ps. 100. 1 million.

Net Income

Net income for the three-month period ended June 30, 2002, decreased by 12.5% to Ps. 415.8 million. Earnings per share was Ps. 1.396 compared to Ps. 1.593 reported for the same period of 2001.

FIRST HALF 2002 RESULTS

Net Sales

Net sales for the period reached Ps. 5,060.8 million, representing an increase of 2.1% from Ps. 4,956.1 million reported for the same period in 2001. This reflects an increase in volume sold of chicken, eggs and balanced feed partially offset by a decline in prices in all our product lines.

Net sales by product line	First Half 2002	First Half 2001
	%	%
CHICKEN	81.74%	83.58%
EGGS	8.91%	6.51%
BALANCED FEED	6.84%	7.19%
SWINE AND OTHERS	2.51%	2.72%
TOTAL COMPANY	100.00%	100.00%

Volumes

Bachoco's chicken volume grew 6.2%, mainly as a result of productivity increases and the additional volume from the acquisition made in the second half of 2001. Volume of eggs sold increased by 85.4% due to the acquisitions made in the second half of last year; balanced feed increased 1.5%, while swine decreased 4.5%.

Operating Results

Gross margin for the six-month period was 27.7%, practically at the same level as the gross margin of 28.2% reported in the same period of 2001. Gross profit was Ps. 1,399.4 million, an increase of 0.2% compared to Ps. 1,396.6 million reported for the first half of 2001.

Operating income decline 7.0% to Ps. 701.6 million in the first half of 2002 from Ps. 754.5 million for the same period in 2001, mainly as a result of the decline in egg and swine prices during the period. Consequently, the Company's operating margin decreased to 13.9% in 2002 from 15.2% in 2001.

Net Income

Net income was Ps. 799.0 million in the first half of 2002, up 26.9% from Ps. 629.7 million reported in the first half of 2001. Earnings per share reached Ps. 2.682 during the first half of 2002 compared to Ps. 2.114 per share, reported for the same period of 2001.

Balance Sheet

Cristóbal Mondragón, Bachoco's Chief Executive Officer, stated: "Our financial structure continued to improve. Capex continued to be financed entirely by resources generated from our operations and we continued reducing our debt level from Ps.312.3 million as of December 31, 2001 to Ps. 212.0 million as of June 30, 2002. Our liquidity also remains at solid levels with cash and cash equivalents of Ps. 1,536.4 million as of June 30, 2002."

The current ratio as of June 30, 2001, was 4.4 to 1, compared with 4.3 to 1 as of December 31, 2001. The Company's capital structure (defined as long-term debt divided by the sum of long-term debt and stockholders' equity) was 1.3 % as of June 30, 2002.

###

Company Description

Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's third largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry. The Company posted net sales of $ 1,054.2 million for fiscal 2001 divided among the Company's four main product lines as follows: 82.4% chicken and chicken-related products, 7.5% balanced feed, 7.5% table eggs, and 2.6% swine.

Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

****SEE TABLES ATTACHED****

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(millions of constant pesos as of June 30, 2002,
and millions of U.S. dollars, except per share data)
INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Income Statement
(millions of constant pesos as of June 30, 2002, and millions of U.S. dollars, except per share data)

	Three Months Ended			Six Months Ended		
	June 30, 2002(1)	June 30, 2002	June 30, 2001	June 30, 2002(1)	June 30, 2002	June 30, 2001
Net Sales	US$ 270	Ps. 2,698	Ps. 2,636	US$ 507	Ps. 5,061	Ps. 4,956
Cost of Sales	187	1,868	1,735	367	3,661	3,559
Gross Profit	83	831	900	140	1,399	1,397
Selling, general and administrative expenses	36	356	324	70	698	642
Operating Income	48	475	576	70	702	755
Comprehensive Financing Cost (Income)						
Interest Expense (Income)	(1)	(15)	(24)	(3)	(29)	(53)
Foreign Exchange Loss (gain)	(3)	(26)	(11)	(3)	(25)	(12)
Gain from Monetary Position	0	0	(6)	(1)	(5)	(17)
Total Comprehensive Financing Cost (Income)	(4)	(40)	(42)	(6)	(60)	(82)
Other Income Net	(0)	(1)	(13)	(1)	(5)	(32)
Income before Provisions for Income Tax , Employee profit Sharing and Minority Interest	52	515	605	76	756	805
Provisions for:						
Income Tax, Asset Tax, and Asset Tax	(1)	(13)	(14)	(3)	(25)	(22)
Employee Profit Sharing	-	-	-	-	-	-
Deferred Income Taxes	(9)	(87)	(114)	7	68	(150)
Income before Minority Interest	42	414	477	80	799	632
Minority Interest	0	1	(1)	0	0	(2)
Net Income	42	416	475	80	799	630
Weighted Average Units Outstanding (in Thousands)	297,744	297,744	298,394	297,948	297,948	297,923
Net Income per Unit	0.14	1.40	1.59	0.27	2.68	2.11
Dividend per Unit	0.09	0.90	1.10	0.09	0.90	1.10

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 9.980 per U.S. dollar, the noon buying rate at June 28, 2002.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

(millions of constant pesos as of June 30, 2002, and millions of U.S. dollars except per share data)

		June 30, 2002(1)		June 30, 2002		December 31, 2001
ASSETS						
Current Assets:						
Cash and Cash Equivalents	U.S.$	154	Ps.	1,536	Ps.	1,200
Accounts Receivable less Allowance for Doubtful Accounts		33		331		345
Inventories		180		1,801		1,652
Other Current Assets		26		259		277
Total Current Assets		393		3,927		3,475
Net Property, Plant and Equipment		691		6,900		6,977
Other Non Current Assets		33		334		354
Total Non Current Assets		725		7,233		7,331
TOTAL ASSETS	U.S.$	1,118	Ps.	11,160	Ps.	10,806
LIABILITIES						
Current Liabilities						
Notes Payable to Banks	U.S.$	10	Ps.	98	Ps.	152
Current Portion of Long-Term Debt		0		0		0
Trade Accounts Payable		42		416		413
Other Accrued Liabilities		37		373		249
Total Current Liabilities		89		887		814
Long-Term Debt		11		114		160
Labor Obligations		4		40		68
Deferred Income Taxes		155		1,546		1,657
Total Long-Term Liabilities		170		1,701		1,885
TOTAL LIABILITIES		259		2,588		2,699
STOCKHOLDERS' EQUITY						
Capital stock		183		1,825		1,825
Premium in Public Offering of Shares		48		479		471
Retained Earnings		899		8,974		8,135
Net Income for the Year		80		799		1,105
Deficit from Restatement of Stockholders' Equi		(263)		(2,624)		(2,564)
Reserve for Repurchase of Shares		20		204		218
Minimum Seniority Premium Liability Adjustn		0		0		(1)
Effect of Deferred Income Taxes		(113)		(1,126)		(1,126)
Total Majority Stockholder's Equity		855		8,532		8,065
Minority Interest		4		40		41
TOTAL STOCKHOLDERS' EQUITY		859		8,572		8,106
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	U.S.$	1,118	Ps.	11,160	Ps.	10,806

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 9.98 per U.S. dollar, the noon buying rate at June 28, 2002

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes
in Financial Position
(millions of constant pesos as of June 30, 2002, and millions of U.S. dollars)

	Six Months Ended				
		June 30, 2002(1)		June 30, 2002	June 30, 2001
OPERATING ACTIVITIES:					
Net Income	US$	80	Ps.	799 Ps.	630
Adjustments to Reconcile Net Income to Resources Provided by Operating Activities:					
Depreciation and Others		15		151	144
Charges in Operating Assets and Liabilities		(1)		(14)	80
Deferred Income Taxes		(11)		(111)	154
RESOURCES PROVIDED BY OPERATING ACTIVITIES		83		825	1,007
FINANCING ACTIVITIES:					
Increase of Capital Stock		0		0	0
Proceeds from Long-term Debt		0		3	(25)
Proceeds from Short-term Debt		5		52	391
Repayment of Long-term Debt and Notes Payable		(9)		(93)	(652)
Decrease in Long-term Debt in Constant Pesos		(6)		(62)	(17)
Cash Dividends Paid		(27)		(270)	(330)
RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES		(37)		(370)	(633)
INVESTING ACTIVITIES:					
Acquisition of Property, Plant and Equipment		(34)		(336)	(199)
Minority Interest		(0)		(1)	1
Others		22		218	23
RESOURCES USED IN INVESTING ACTIVITIES		(12)		(119)	(175)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		34		336	199
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		120		1,200	1,280
CASH AND CASH EQUIVALENTS AT END OF PERIOD	US$	154	Ps.	1,536 Ps.	1,479

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 9.98 per U.S. dollar, the noon buying rate at June 28, 2002.